Exhibit 12.1

FelCor Lodging Trust Incorporated/FelCor Lodging Limited Partnership
Computation of Ratio of Earnings To Fixed Charges and Preferred Distributions

	2000	2001	2002	2003	2004
		(amounts in thousands, except ratios)
Income (loss) from continuing operations	41,942	(51,156)	(61,021)	(180,589)	(111,311)
Minority interests	5,758	(9,304)	(6,041)	(13,912)	(7,928)
Equity in income of unconsolidated entities	(14,820)	(7,346)	10,127	(2,370)	(17,121)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	32,880	(67,806)	(56,935)	(196,871)	(136,360)
Fixed charges:
Interest expense	158,620	159,179	164,368	167,431	152,394
Capitalized interest	1,080	811	775	588	1,489

The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebetedness	159,700	159,990	165,143	168,019	153,883
Amortization of capitalized interest	1,200	1,269	1,225	819	924
Distributed income of equity investees	25,358	8,132	11,310	8,848	22,831
Interest capitalized	(1,080)	(811)	(775)	(588)	(1,489)

Earnings	218,058	100,774	119,968	(19,773)	39,789

Fixed charges	159,700	159,990	165,143	168,019	153,883
Preferred Distributions	24,682	24,600	26,292	26,908	35,130

Total Fixed Charges and Preferred Distributions	184,382	184,590	191,435	194,927	189,013

Ratio of Earnings to Fixed Charges and	1.2	0.5	0.6	(0.1)	0.2
Preferred Distributions
Deficiency		83,816	71,467	214,700	149,224